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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

January 10, 2017

Re:	REV Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 23, 2016
File No. 333-214209

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Dobbie,

On behalf of our client, REV Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated January 5, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 of the Registration Statement (“Amendment No. 3”) together with this response letter. We are also sending, under separate cover, a copy of Amendment No. 3 and three marked copies of Amendment No. 3 showing the changes to the Registration Statement filed on December 23, 2016.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 where the revised language addressing a particular comment appears.

Dividend Policy, page 48

1.	We note that you intend to pay a periodic dividend after completion of the offering and that you have no recent history of paying dividends. To the extent material to understanding the company’s dividend policy, please include disclosure supporting the company’s ability to pay the intended dividend. Please also quantify the amount of cash needed to fund the intended dividend on an annual basis.

Mr. Justin Dobbie Division of Corporation Finance U.S. Securities and Exchange Commission
	2	January 10, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Registration Statement to clarify that it currently believes that it has sufficient liquidity and authorization to be able to pay its intended dividend but that the extent to which dividends will be paid will depend on the Company’s operating performance, among other things. As for quantifying the amount of cash needed to fund the intended dividend on an annual basis, because the Company’s share count is not static throughout the year, the Company does not believe a quantified amount on an annual basis would be meaningful disclosure to an investor. In this regard, the Company respectfully notes that the annual dividend amount to be paid will be easily discernable by the reader by doing a simple arithmetic calculation based on the dividend rate and the assumed number of shares outstanding.

Management’s Discussion and Analysis, page 54

Liquidity and Capital Resources, page 67

Net Cash Provided by Operating Activities, page 68

2.	Please address the significant drivers underlying material changes in individual cash flow items cited for fiscal year 2016 and the impact on cash. Citing items identified in the statement of cash flows, such as net income and increased working capital items, may not provide a sufficient basis to understand how cash was changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, please quantify variance factors cited. In this regard, refer to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Registration Statement to address and quantify the significant drivers underlying material changes in individual cash flow items cited for fiscal year 2016 and the impact on cash.

Consolidated Statements of Cash Flows, page F-6

3.	We note the adjustment to add back $19,692 for stock-based compensation in the operating activities section in 2016. This adjustment is the same amount as the adjustment in arriving at the non-GAAP measures adjusted EBITDA and adjusted net income. The associated notes for the non-GAAP adjustments state the stock-based compensation included $10.3 million for the accelerated vesting of stock options which were redeemed for cash. In this regard, please explain to us the basis for presenting $19,692 as the adjustment for stock-based compensation in operating activities rather than an amount that is $10.3 million lower.

The Company considers the accelerated vesting of stock options and subsequent payments to redeem those stock options as two distinct events from a cash flow perspective. The accelerated vesting was a non-cash operating expense, while the redemption of stock options resulting in a payment that was considered a financing activity. The amount paid for the redemption of stock options in fiscal year 2016 is included in the revised line item “Redemption of common stock and stock options” in the “Cash provided by financing activities” section on page F-6 of the Registration Statement.

Mr. Justin Dobbie Division of Corporation Finance U.S. Securities and Exchange Commission
	3	January 10, 2017

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 (fax) or derek.dostal@davispolk.com or Richard D. Truesdell, Jr. at (212) 450-4674, (212) 701-5674 (fax) or truesdell@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal

Derek J. Dostal

cc:	Via E-mail
Tim Sullivan, Chief Executive Officer
Dean Nolden, Chief Financial Officer
REV Group, Inc.